Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

[English translation; for reference only]

Contact:

Dr. S.K. Chen Vice President, Finance ChipMOS TECHNOLOGIES INC. +886-3-577-0055 sk_chen@chipmos.com

ChipMOS TAIWAN’S BOARD APPROVES THE MERGER OF ChipMOS TAIWAN WITH ChipMOS BERMUDA

Announced by: ChipMOS TECHNOLOGIES INC.

Date: January 21, 2016

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150; "ChipMOS TW") today announced that its Board of Directors has approved the merger of ChipMOS TW with ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS; “IMOS”), the parent company of ChipMOS TW. ChipMOS TW will be the surviving company after the merger and IMOS will cease to exist.fa As a result of the merger, each IMOS common share will be cancelled and converted into the right to receive US$3.71 in cash, without interest, and 0.9355 American depositary shares (each American depositary share (“ADS”) representing twenty (20) new common shares, par value of NT$10 each, to be issued by ChipMOS TW). Based on the average closing prices of IMOS and ChipMOS TW on Nasdaq and the Taiwan Stock Exchange, respectively, for the 3 trading days ending January 20, 2016, and an exchange rate of NT$33.785 to US$1.0, the total consideration for the merger would represent a 14.7% premium. ChipMOS TW's Board of Directors has also approved the issuance of approximately 510,595 thousand common shares of ChipMOS TW which will be represented by the ADSs to be issued as part of the merger consideration, the establishment of the American Depositary Receipt program, and the application for the listing of the ADSs on the Nasdaq.

ChipMOS TW and IMOS have executed the merger agreement for the merger after the meetings of their respective boards of directors. The listing and merger is subject to customary closing conditions, including the approvals of the respective shareholders' meetings of ChipMOS TW and IMOS and the competent governmental authorities. The listing and merger are currently expected to close in the third quarter of 2016.

The purpose of the merger is, among other things, to streamline the structure of the group and reduce operational cost, in order to enhance operation efficiency.

This press release is not an offering of securities for sale in any jurisdiction:

ChipMOS TW will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “U.S. SEC”) in connection with the proposed merger. The Form F-4 will contain a prospectus, the proxy statement for the merger and other documents. In addition, certain participants in the merger will prepare and file with the U.S. SEC a Schedule 13E-3 transaction statement. These documents, as they may be amended from time to time, will contain important information about ChipMOS TW and IMOS, the merger and related matters including the terms and conditions of the transaction. U.S. shareholders of IMOS are urged to read these documents, as they may be amended from time to time, carefully before they make any decision at any shareholders’ meeting of IMOS with respect to the merger. The Form F-4, prospectus, proxy statement, Schedule 13E-3 and all other documents filed with the U.S. SEC in connection with the merger will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, these documents will be made available, free of charge, to shareholders of ChipMOS Bermuda who make a written request to irene_tsai@chipmos.com.

ChipMOS TW, IMOS and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the merger proceed.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. ("ChipMOS TW"), established in August 1997, is an industry leading provider of semiconductor assembly and test services. With advanced, top-of-the-line facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS TW provides assembly and testing services for high density memory, mixed-signal and liquid crystal display (LCD) driver semiconductors. ChipMOS TW is a leader in Taiwan's IC packaging and testing industry. In particular, it has the largest capacity of packaging and testing for LCD driver semiconductors in the world. For details, please refer to ChipMOS TW's website: http://www.chipmos.com.tw.

Forward-Looking Statements:

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes,' 'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,' 'estimates,' 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS TW may file with the U.S. SEC.

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